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SilverCrest Announces SSR Mining Exercises Participation Right
with C$27 Million Private Placement

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - April 21, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce that SSR Mining Inc. ("SSR Mining") has elected to exercise its equity participation right pursuant to an agreement between the Company and SSR Mining dated November 28, 2018 (see news release dated November 29, 2018). Accordingly, SSR Mining has agreed to purchase 3,597,291 shares of SilverCrest ("SSR Mining Placement") for aggregate proceeds of C$26,979,682.50 at the same price of C$7.50 as the non-brokered private placement offering announced by SilverCrest on April 13, 2020 and closed, as announced, on April 17, 2020.

The net proceeds of the SSR Mining Placement will be used for continued exploration and development of the Company's Las Chispas Project and for general working capital and administrative purposes. Following completion of the SSR Mining Placement, SilverCrest will have a cash balance of C$234 million in its treasury.

The SSR Mining Placement is scheduled to close on or about April 24, 2020, subject to certain conditions, including the receipt by SilverCrest of all necessary regulatory approvals, and the shares purchased by SSR Mining will be subject to a hold period of four months and one day.

In conjunction with the SSR Mining Placement, SSR Mining has advised SilverCrest that it has entered into a transaction with 2176423 Ontario Ltd., a corporation beneficially owned by Mr. Eric Sprott, whereby SSR Mining has agreed to sell the 3,597,291 SilverCrest common shares acquired pursuant to the SSR Mining Placement to Mr. Sprott at a price of C$7.65 per common share pursuant to available exemptions under applicable Canadian securities laws. The shares acquired by Mr. Sprott will continue to be subject to the original hold period of four months and one day. Following such disposition, SSR Mining advises that it will retain ownership of 9,000,645 common shares, representing 7.1% of outstanding shares of SilverCrest.

The common shares of the Company mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States absent an exemption from registration.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership and where all the known mineral resources of the Company are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the intended use of proceeds. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1